UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nuvve Holding Corp.

(Name of Issuer)

COMMON SHARES, $0.0001 PAR VALUE

(Title of Class of Securities)

67079Y 100

(CUSIP Number)

Toyota Tsusho Corporation Attn: Takeshi Inoue 3-13, Konan 2-chome, Minato-ku, Tokyo 108-8208, Japan Tel: +81(0)3-4306-5000 / +81- (0)3-4306-5513	Hiroki Suyama, Esq. Aaron A. Seamon, Esq. Squire Patton Boggs (US) LLP 555 Flower St, 31st Floor Los Angeles, California 90071 Tel: +1 (213) 624-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2022

November 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67079Y 100

1	NAMES OF REPORTING PERSON: Toyota Tsusho Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 1800-01-031731
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,499,041
	8	SHARED VOTING POWER: N/A
	9	SOLE DISPOSITIVE POWER: 1,499,041
	10	SHARED DISPOSITIVE POWER: N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,499,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

EXPLANATORY NOTE

This Schedule 13D/A (this “Amendment No. 1”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2021 (the “Original Schedule 13D”). This Amendment No. 1 relates to common stock, par value $0.0001 per share (the “Common Stock”), of Nuvve Holding Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 1 is being filed to report changes in the beneficial ownership percentage information for the Reporting Person that have occurred since the date of the Original Schedule 13D as a result of an increase of outstanding Common Stock of the Issuer as reported in its latest filings with the SEC, and as a result of the Reporting Person acquiring 24,242 additional shares of Common Stock on June 4, 2022.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of the Transaction.

This Amendment No. 1 is being filed by the Reporting Person to report changes to the beneficial ownership as a result of a change in the aggregate number of Common Stock of the Issuer outstanding as reported in its latest filings with the SEC. In addition, on May 14, 2022 and June 4, 2022 the Reporting Person acquired 8,080 and 24,242 shares of Common Stock, respectively, for investment purposes.

The Reporting Person will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Person or, if applicable, their affiliates or whether the Reporting Person or, if applicable, any such affiliates will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of shares of Common Stock beneficially owned by the Reporting Person may be sold, subject to applicable law, in either case in the open market, in privately negotiated transactions or otherwise.

The Reporting Person entered into an agreement with the stockholder designee serving on the board of the Issuer, as designated under the Stockholder Agreement dated March 19, 2021 and filed as Exhibit 4 to the Original Schedule 13D, in which the parties agree that the stockholder designee will assign to the Reporting Person all shares of Common Stock received as compensation for serving on the board of the Issuer as stockholder designee.

Other than as described in this Amendment No. 1 and the Original Schedule 13D, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of their ongoing evaluation of their investment in the Common Stock and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

As of the close of business on November 14, 2022, the Reporting Person beneficially owned an aggregate of 1,499,041 shares of Common Stock of the Issuer, which represents approximately 6.2% of the 24,230,108 shares outstanding as of November 4, 2022, as disclosed on November 14, 2022.

No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported in this Statement.

The Reporting Person has not effected any transactions in the Common Stock in the past sixty days. The shares of Common Stock acquired by the Reporting Person on May 14, 2022 and June 4, 2022 were assigned to the Reporting Person from its stockholder designee, as designated under the Stockholder Agreement dated March 19, 2021 and filed as Exhibit 4 to the Original Schedule 13D. The acquired shares were vested restricted stock unit awards received by the Reporting Person’s stockholder designee as compensation for service on the board of the Issuer. The description of the agreement between the Reporting Person and stockholder designee in Item 4 is incorporated by reference into this Item 5.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2022	Toyota Tsusho Corporation

	By:	/s/ Hiroshi Tominaga
		Name:	Hiroshi Tominaga
		Title:	Member of the Board
Chief Strategic Officer